SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

High Desert Assets, Inc.

Common Stock, Par Value $0.001
 (Title of Class of Securities)

(CUSIP Number)
915279103

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

(Date of Event which Requires Filing of This Statement)
February 6, 2015

If the filing person has previously filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box [_].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(1)  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange Act of 1934 or otherwise subject to the  liabilities of that section of the Act but shall be subject  to all other provisions of the Act  (however,  see the Notes).

CUSIP No. 915279103	Schedule 13D	Page 2 of 4 Pages

_____________________________________________________________________________________________1     NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Lin Kok Peng

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)           [   ]
(b)           [   ]
_____________________________________________________________________________________________
3    SEC USE ONLY

_____________________________________________________________________________________________
4    SOURCE OF FUNDS*

__PF________________________________________________________________________________________
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)      [_]
_____________________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

Singapore
   ___________________________________________________________________________________
                                                               7    SOLE VOTING POWER
NUMBER OF
SHARES                                        31,560,125___________________________________________________________
BENEFICIALLY                    8    SHARED VOTING POWER
OWNED BY
EACH                                           _______________
REPORTING                          9    SOLE DISPOSITIVE POWER
PERSON WITH
                                                             ____________________________________________________________
                                                              10   SHARED DISPOSITIVE POWER

________________________ ____________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

31,560,125________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*  [    ]
_____________________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

77%_______________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

_IN_________________________________________________________________________________________

CUSIP No. 915279103	Schedule 13D	Page 3 of 4 Pages

Item 1.  Security and Issuer.

High Desert Assets, Inc.
33 Ubi Avenue #07-58
Vertex Building Tower A Singapore 408868
Common Stock

Item 2.  Identity and Background.

     (a)     Lin Kok Peng

     (b)  8 Ubi Road 2, $#02-07, Zervex Singapore 408538

     (c)  Chief Executive Officer, High Desert Assets, Inc.

     (d)  No

     (e) No

     (f)  Singapore

Item 3.  Source and Amount of Funds or Other Consideration.

PF

Item 4.  Purpose of Transaction.

     (a) None

     (b) None

     (c) None

     (d) None

     (e) None

     (f) None

     (g) None

     (h) None

     (i) None

     (j) None

CUSIP No. 915279103	Schedule 13D	Page 4 of 4 Psges

Item 5.  Interest in Securities of the Issuer.

     (a)  31,560,125 shares, or 77%

     (b)  Sole voting power to 31,560,125 shares.  Lin Kok Peng is sole shareholder of Rock Capital Limited, the title holder of the shares.

     (c)  Rock Capital Limited acquired 31,560,125 shares of common stock on February 6, 2015.

    (d)  Lin Kok Peng is sole shareholder of Rock Capital Limited, the title holder of the shares.

     (e) Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with
Respect to Securities of the Issuer.

The responses set forth in Item 4 hereof are incorporated by reference in their entirety.

Item 7.  Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 23, 2015

/s/ Lin Kok Peng
Name: Lin Kok Peng
Title:

Attention.  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).